# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vivani Medical, Inc., CIK 0001266806
CUSIP: 92854B109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1350 S. LOOP ROAD, ALAMEDA, California (CA), 94502
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001624919
Persons authorized to receive notices and communications: Gregg Williams, PO BOX 200, WALLED LAKE, Michigan (MI), 48390-0200, (248) 960-2629

## Reporting persons
- Williams Gregg (CIK 0001624919): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 43,218,419; shared voting power 0; sole dispositive power 43,218,419; shared dispositive power 0; aggregate amount beneficially owned 43,218,419 (47.1% of the class)
  Comment: (1) Includes (i) 32,406,033 shares of common stock and warrants to purchase 2,992,937 shares of common stock owned by Gregg G. Williams 2006 Trust, (ii) 1,212,856 shares of common stock owned by Williams International Co. LLC (iii) 181,587 shares of common stock owned by Sam Williams Family Investments LLC and (iv) 731,309 shares of common stock owned by Sam B. Williams 1995 Generation-Skipping Trust. Includes 894,497 shares of common stock issuable to Mr. Williams upon exercise of options exercisable within 60 days of May 15, 2026. Greg Williams has voting and dispositive power over all of these shares.
  
  (2) Beneficial ownership is based on 87,822,405 shares of common stock outstanding.
- Gregg G. Williams 2006 Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 35,398,970; shared voting power 0; sole dispositive power 35,398,970; shared dispositive power 0; aggregate amount beneficially owned 35,398,970 (39% of the class)
  Comment: (3) Shares beneficially owned includes (i) 32,406,033 shares of common stock and (ii) warrants to purchase 2,992,937 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.
  
  (4) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above
- Sam Williams Family Investments LLC: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 181,587; shared voting power 0; sole dispositive power 181,587; shared dispositive power 0; aggregate amount beneficially owned 181,587 (0.2% of the class)
  Comment: (5) Shares beneficially owned includes 181,587 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.
  
  (6) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.
- Williams International Co. LLC: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,212,856; shared voting power 0; sole dispositive power 1,212,856; shared dispositive power 0; aggregate amount beneficially owned 1,212,856 (1.4% of the class)
  Comment: (7) Shares beneficially owned includes (i) 1,212,856 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.
  
  (8) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.
- Sam B. Williams 1995 Generation Skipping Trust: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 731,309; shared voting power 0; sole dispositive power 731,309; shared dispositive power 0; aggregate amount beneficially owned 731,309 (0.8% of the class)
  Comment: (9) Shares beneficially owned includes (i) 731,309 shares of common stock. Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.
  
  (10) Beneficial ownership is based on upon shares of common stock as set forth in footnote 2 above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Vivani Medical, Inc.
Address of issuer's principal executive offices: 1350 S. LOOP ROAD, ALAMEDA, California (CA), 94502
Comment: The class of equity securities to which this Schedule 13D (this "Schedule 13D") relates is the shares of common stock, no par value per share (the "Common Stock"), of Vivani Medical, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer as of the filing date of this Schedule 13D is 1350 S. Loop Rd, Alameda, CA 94502.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust administered under the laws of Michigan ("GW Trust");

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company ("Williams LLC");

(iv) Williams International Co. LLC, a Michigan limited liability company ("Williams International"); and

(v) Sam B. Williams 1995 Generation-Skipping Trust, a trust administered under the laws of Ohio ("GST" and together with Mr. Williams, GW Trust, Williams LLC, and Williams International, the "Reporting Persons")
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 2280 E West Maple Rd., Commerce Township, MI 48390.
Present principal occupation or employment: Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005, and has been member of the Board of Directors of the Issuer since June 2009.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Williams is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares were acquired with the personal funds of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes. Nevertheless, as a result of his appointment in March 2018 as the non-executive Chairman of the Board of Directors and his beneficial share ownership of approximately 47.1% of the Common Stock, Mr. Williams is deemed to control the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer's securities for investment. Moreover, they may acquire additional securities of the Issuer, upon terms which they consider to be favorable, in open market and in privately-negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) Gregg Williams is the beneficial owner of an aggregate of 43,218,497 or 47.1% of the Issuer's outstanding shares of Common Stock, which includes currently exercisable warrants to purchase 2,992,937 shares of common stock and 894,497 shares of common stock issuable to Mr. Williams upon exercise of options exercisable within 60 days of May 15, 2026.

(ii) GW Trust is the beneficial owner of an aggregate of 35,398,970 or 39.0% of the Issuer's shares, including currently exercisable warrants to purchase 2,992,937 shares of Common Stock.

(iii) Williams LLC is the beneficial owner of an aggregate 181,587 or 0.2% of the Issuer's shares.

(iv)Williams International is the beneficial owner of an aggregate 1,212,856 or 1.4% of the Issuer's shares.

(v) GST is the beneficial owner of an aggregate 731,309 or 0.8% of the Issuer's shares
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: On April 27, 2023, GW Trust purchased from a private party 408,164 shares of Common Stock at a purchase price of $0.98 per share. On April 28, 2023, GW Trust purchased from a private party 1,632,330 shares of Common Stock at a purchase price of $1.10 per share. On November 8, 2024, Gregg Williams purchased from the Issuer 3,968,253 shares of Common Stock at a purchase price of $1.26 per share. On March 26, 2025, GW Trust entered into a purchase agreement with the Issuer to purchase 7,366,071 shares of Common Stock at a purchase price of $1.12 per share over five closings, the last of which was completed on January 15, 2026. On May 12, 2025, GW Trust entered into a purchase agreement with the Issuer to purchase 2,912,621 shares of Common Stock at a purchase price of $1.03 per share over two closings, the last of which was completed on March 15, 2026. On August 11, 2025, GW Trust entered into a purchase agreement with the Issuer to purchase 7,738,095 shares of Common Stock at a purchase price of $1.26 per share over eleven closings, the last of which will be completed on July 15, 2026. 2,380,951 shares remain to be purchased in two closings expected to be completed on June 15 and July 15, 2026. On October 26, 2025, GW Trust purchased from the Issuer 3,703,703 shares of Common Stock at a purchase price of $1.62 per share. On January 25, 2026, GW Trust purchased from the Issuer 1,351,351 shares of Common Stock at a purchase price of $1.48 per share. Except as reported in this Item 5(c), none of the Reporting Persons have effected any transactions in the Common Stock of the Issuer during the 60 days preceding this Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Williams Gregg: /s/Gregg Williams, Gregg Williams (05/19/2026)
- Gregg G. Williams 2006 Trust: /s/Gregg Williams, Gregg Williams (05/19/2026)
- Sam Williams Family Investments LLC: /s/Gregg Williams, Gregg Williams (05/19/2026)
- Williams International Co. LLC: /s/Gregg Williams, Gregg Williams (05/19/2026)
- Sam B. Williams 1995 Generation Skipping Trust: /s/Gregg Williams, Gregg Williams (05/19/2026)